Exhibit 99.1

Constellation Brands' $5 Billion CAD ($4 Billion USD) Investment in Canopy Growth Closes Following Shareholder and Canadian Government Approval

VICTOR, NY and SMITHS FALLS, ON, Nov. 1, 2018 /CNW/ - Constellation Brands, Inc. (Constellation) (NYSE: STZ) (NYSE: STZ.B) and Canopy Growth Corporation (Canopy Growth or the Company) (TSX: WEED) (NYSE: CGC) today announced the closing of Constellation's $5 billion CAD ($4 billion USD) investment in Canopy Growth, which was previously announced on August 15, 2018. The transaction was approved by an overwhelming majority of Canopy Growth shareholders and has been granted all required regulatory approvals, including by the Canadian government under the Investment Canada Act.

Constellation Brands' $5 Billion CAD ($4 Billion USD) Investment in Canopy Growth Closes Following Shareholder and Canadian Government Approval (CNW Group/Canopy Growth Corporation)

This investment provides Canopy Growth with significant funding needed to build scale in the more than 30 countries currently pursuing federally permissible medical cannabis programs, while establishing the foundation needed to supply new recreational adult-use markets as cannabis becomes legal in markets around the world.

"We're excited to expand our strategic partnership with Canopy Growth and to begin helping them build the global scale needed to win long-term," said Rob Sands, chief executive officer, Constellation Brands. "The global cannabis market presents a significant growth opportunity and Canopy Growth is well-positioned to establish a strong leadership position in this fast-evolving category."

With this investment, Constellation Brands increases its ownership interest in Canopy Growth to approximately 37 percent of outstanding common shares of Canopy Growth and has appointed two members of its executive team, as well as two independent directors, to the Board of Directors of Canopy Growth. Constellation estimates the interest expense associated with this transaction to approximate $55 million before tax with an approximate $0.25 impact on fiscal 2019 comparable basis EPS results. Constellation also continues to evaluate the potential equity in earnings impact from the Canopy Growth investment and related items.

"Our cash position opens up a world of opportunity for us," said Bruce Linton, chairman and co-chief executive officer, Canopy Growth.  "Relative to our valuation, we have never been in a better position to create shareholder value. This investment was a landmark moment for the entire sector when it was announced. Now that the capital is Canopy's to deploy, we're going to quickly get to work increasing our lead by adding strategic assets around the world."

As previously announced, the transaction includes a restructuring of Canopy Growth's Board of Directors. Canopy Growth management wishes to thank Chris Schnarr and Murray Goldman for their contributions to the company. Mr. Schnarr and Mr. Goldman sat on the Board as it oversaw a transformative period for Canopy Growth from a small start-up to a global, diversified industry leader. Mr. Schnarr will continue with Canopy Growth and transition into a senior leadership role overseeing medical and therapeutic research commercialization. Subsequently, Canopy Growth management welcomes Constellation's President and Chief Operating Officer Bill Newlands and Executive Vice President and Chief Financial Officer David Klein, as well as current Constellation Board Members Judy Schmeling, former HSNi LLC chief operating officer, and Robert Hanson, chief executive officer of John Hardy Global Limited, to the Canopy Growth Board. Their leadership and experience will be invaluable as Canopy Growth continues to grow around the world.

About Constellation Brands
Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.
Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: to elevate life with every glass raised. To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

About Canopy Growth Corporation
Canopy Growth (TSX: WEED) (NYSE: CGC) is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

Forward-Looking Statements
This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "expect," "intend" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations and growth, prospects, plans and objectives of management, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. Examples of such statements include but are not limited to those related to the anticipated use of proceeds, future expansion and growth, future success, the realization of Canopy Growth's long-term strategic vision, the creation of shareholder value, and estimated interest expense and its impact on EPS results. All forward-looking statements speak only as of the date of this news release and neither Constellation Brands nor Canopy Growth undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to risks and other factors and uncertainties, including that the expected impact and benefits of the transaction may not materialize in the manner expected, or at all; circumstances may warrant that Canopy Growth use the proceeds from the transaction for different purposes than stated above; and other factors and uncertainties disclosed from time-to-time in Constellation's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2018 and its Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2018, or in Canopy Growth's filings with the Canadian Securities Administration or with the United States Securities and Exchange Commission, including its annual information form dated June 28, 2018, which could cause actual future performance to differ from current expectations.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Michael McGrew, Constellation Brands, Media (773) 251-4934; Patty Yahn-Urlaub, Constellation Brands, Investor Relations (585) 678-7483; Jordan Sinclair, Canopy Growth, Media (613) 769-4196; Tyler Burns, Canopy Growth, Investor Relations (855) 558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 17:00e 01-NOV-18